Exhibit 12.01
ORACLE CORPORATION
Consolidated Ratio of Earnings to Fixed Charges

	Year Ended May 31,
			(Unaudited)
(Dollars in millions)	2009	2008	2007	2006	2005
Earnings(1)
Income before provision for income taxes	$7,834	$7,834	$5,986	$4,810	$4,051
Add: Minority interests	84	60	71	41	42
Add: Fixed charges	685	454	380	205	173
Less: Equity in earnings	—	—	—	(14)	—

Total earnings	$8,603	$8,348	$6,437	$5,042	$4,266

Fixed Charges(2)
Interest expense	$630	$394	$343	$169	$139
Estimate of interest in rent expense	55	60	37	36	34

Total fixed charges	$685	$454	$380	$205	$173

Ratio of earnings to fixed charges	13x	18x	17x	25x	25x

(1)	The term “earnings” means the amounts resulting from the following: (a) our income before provision for income taxes, plus (b) the minority interests in the net income of our majority owned subsidiaries, plus (c) our fixed charges, less (d) our share of our equity investee’s income before provision for income taxes.

(2)	The term “fixed charges” means the amounts resulting from the following: (a) our interest expensed, plus (b) our interest capitalized, plus (c) our estimate of the interest component of rent expense.
We do not report any shares of preferred stock outstanding in our consolidated financial statements because our outstanding preferred stock is owned by one or more of our wholly-owned subsidiaries. Our ratio of earnings to combined fixed charges and preferred dividends for any given period is equivalent to our ratio of earnings to fixed charges.